NovaGold Resources Inc.
Consolidated Financial Statements
May 31, 2007

Management’s Discussion and Analysis

General

This Management’s Discussion and Analysis of NovaGold Resources Inc. (“NovaGold” or “the Company”) is dated July 11, 2007 and provides an analysis of NovaGold’s financial results for the quarter ended May 31, 2007 compared to the same period in the previous year. At July 11, 2007, the Company had 104.6 million common shares issued and outstanding.

The following information should be read in conjunction with the Company’s May 31, 2007 unaudited consolidated financial statements and related notes and with the Company’s audited consolidated financial statements and related notes for the year ended November 30, 2006, which were prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). The accounting policies have been consistently followed in preparation of these financial statements except that the Company has adopted the guidelines governed by Sections 1530 and 3855 of the CICA Handbook, “Comprehensive Income” and “Financial Instruments — Recognition and Measurement”, respectively, effective for the Company’s first quarter commencing December 1, 2006 whereby the Company is required to disclose comprehensive income and its components.

All amounts are in Canadian dollars unless otherwise stated. Additional information related to NovaGold is available on the Company’s website at www.novagold.com or on SEDAR at www.sedar.com.

NovaGold is a precious metals company focused on the exploration and development of mineral properties in Alaska, U.S.A., and British Columbia, Canada, with two properties under construction and a third property progressing towards development. The Company conducts its operations through wholly-owned subsidiaries and joint ventures and is primarily focused on gold properties, some of which have significant copper and silver resources. In August 2006 the Company received its final permits and Board of Directors approval for construction of the Rock Creek/Big Hurrah mine. Construction is anticipated to be completed in the latter half of 2007, with production expected to begin by the end of the year. The Rock Creek and Big Hurrah projects are located near Nome, Alaska. Recently, the Company initiated construction of its Galore Creek copper-gold project in northwestern British Columbia upon receipt of provincial and federal permits and Board of Directors approval. Production is anticipated in mid-2012. In addition, NovaGold is advancing two of the largest undeveloped resources in North America: the Donlin Creek gold project in Alaska in joint venture with a subsidiary of Barrick Gold Corporation (“Barrick”), and the Ambler copper-zinc-silver-gold project in Alaska in partnership with subsidiaries of Rio Tinto.

At May 31, 2007 NovaGold had $196.7 million of unrestricted cash. The Company is listed on the Toronto Stock Exchange and the American Stock Exchange under the symbol “NG”.

Results of operations

For the three months ended May 31, 2007, the Company reported a net loss of $3.2 million (or $0.03 per share) compared with a net loss of $8.6 million (or $0.10 per share) for the corresponding period in 2006. The improvement in financial results relates primarily to a one-time gain of $4.2 million on the sale of common shares of Pioneer Metals Corporation (“Pioneer”) during the quarter. The second quarter 2006 included a $2.1 million future income tax expense compared with a $0.7 million future income tax expense in the current period.

For the six-month period ended May 31, 2007, the Company had a net loss of $8.1 million (or $0.08 per share) compared with a net loss of $8.5 million (or $0.11 per share) for the corresponding period in 2006. For the six months ended May 31, 2007, total expenditures increased by $4.3 million, including increases in general and administrative expenditures and salaries of $2.0 million and an increase in foreign exchange loss of $2.4 million, offset by a $4.2 million gain on the sale of the Pioneer investment and a decrease in future income tax expense of $1.8 million.

Revenues for the quarter ended May 31, 2007 were $2.0 million compared with $2.3 million in the corresponding period in 2006. The Company generates modest revenues from land and gravel sales and gold royalties. The decrease in revenues for the quarter relates mainly to less interest income relating to cash balances invested during the quarter and the timing of financings and payments.

Revenues for the six-month period ended May 31, 2007 were $3.0 million compared to $3.7 million for the same period in 2006. Revenues decreased in the six-month period in 2007 due to a decrease in land sales in 2007 and a $0.3 million decrease in interest income due to the timing of the completion of the public offering in April 2007 compared with the prior year in February 2006.

Expenses for the three months ended May 31, 2007 were $8.8 million compared with $8.5 million for the same period in 2006. During the quarter, the Company recorded a foreign exchange loss of $3.0 million resulting from the effect of the strengthening of the Canadian dollar on the Company’s US dollar cash balances. During the same quarter in 2006, the Company recorded $3.5 million for stock-based compensation compared with $0.6 million in 2007. This difference is due to the timing of grants.

Expenses for the six months ended May 31, 2007 were $14.6 million compared to $10.2 million in the corresponding period in 2006. For the six-month period, general and administrative expenses, corporate development and professional fees increased by $3.5 million and salaries by $1.0 million over the same period in 2006. These increases are primarily due to the Company’s growth and increased activity. The Canadian dollar’s strengthening in the six-month period ended May 31, 2007 resulted in a $2.4 million increase in the foreign exchange loss recorded during this period.

For the quarter ended May 31, 2007, the Company recorded $118,000 of income from its strategic equity investment in Alexco Resource Corp. (“Alexco”) (quarter ended May 31, 2006 — $92,000 loss).

For the six months ended May 31, 2007, the Company recorded a net loss from the equity investment in Alexco of $429,000 compared with a net loss of $130,000 recorded in the same period in 2006.

NovaGold Resources Inc. Second Quarter Report 2007

For the quarter and six-month period ended May 31, 2007, the Company recorded a $28,000 dilution gain. At May 31, 2007, the Company had an unrecorded gain of $23.9 million in its Alexco holdings. In 2006, the Company recorded a dilution loss of $223,000 for the second quarter and a dilution gain of $294,000 for the six-month period ended May 31, 2006 with respect to the Company’s interest in Alexco. In December 2006 (in the first fiscal quarter of 2007) the Company chose to maintain its strategic pro-rata interest in Alexco and purchased $5.0 million of units (each one common share and one half share purchase warrant) at $4.75 per unit.

Selected financial data

The following quarterly information is unaudited and prepared in accordance with Canadian GAAP.

Quarterly Information

In $000’s except per share amounts, for the fiscal quarters ended:

	5/31/07	2/28/07	11/30/06	8/31/06	5/31/06	2/28/06	11/30/05	8/31/05
	$	$	$	$	$	$	$	$
Net revenues	1,946	1,062	2,080	2,391	2,213	1,409	1,256	1,074
Income (loss) for the quarter	(3,212)	(4,861)	(19,346)	(2,578)	(8,629)	102	2,577	(1,451)
Income (loss) per share — basic and diluted	(0.03)	(0.05)	(0.20)	(0.03)	(0.10)	0.00	0.04	(0.02)
Expenditures on mineral properties and related deferred costs(1)
USA	25,969	18,133	16,088	27,461	3,254	1,641	4,221	4,636
Canada	2,156	3,645	18,081	11,501	1,599	5,274	17,433	22,232

(1)	Expenditures on mineral properties and related deferred costs include fair value adjustments and stock-based compensation, net of recoveries, write-downs, disposals, option payments received and taxes.

Factors that can cause fluctuations in the Company’s quarterly results have historically been the timing of stock option grants, the impact of future income taxes, equity investment gains and losses, disposal of investments and, in the past year, the costs associated with the Barrick unsolicited takeover bid. The main fluctuations over the previous eight quarters related mainly to stock options, taxation, foreign exchange fluctuations and takeover defense costs. The majority of the Company’s properties are not yet in production; consequently, the Company believes that its period income or loss (and consequent income or loss per share) is not a significant factor to investors in the Company.

The Company carries out exploration activities in Canada and the United States. The Company’s exploration activities are seasonal in nature and programs tend to start late in the spring and complete by the end of the year. During the six months ended May 31, 2007, the Company expended $49.9 million on mineral properties and related deferred costs (quarter ended May 31, 2007 — $28.1 million). Included in this amount was US$34.6 million (quarter ended May 31, 2007 — US$20.6 million) accrued for work carried out on the Donlin Creek project by Barrick, based on the Company’s 70% ownership of the Donlin Creek project, and includes interest charges capitalized during the six-month period of US$1.3 million (quarter ended May 31, 2007 — US$0.8 million). Under the Donlin Creek Mining Venture Agreement with Barrick, following an election by NovaGold since March 31, 2006, Barrick has been funding NovaGold’s share of exploration and development at Donlin Creek. During the six-month period ended May 31, 2007, the Company also expended $4.1 million on mineral property and related deferred costs on the Galore Creek project (quarter ended May 31, 2007 — $1.9 million). The majority of the expenditures at Galore Creek relate to environmental and geological work.

The Company also recorded $1.5 million spent on the Copper Canyon project immediately adjacent to the Company’s Galore Creek property, located in northwestern British Columbia. This expenditure is primarily related to the fair value of the Company’s 74,074 common shares issued during the six-month period ended May 31, 2007 as part of NovaGold’s property option agreement.

Liquidity and capital resources

At May 31, 2007, cash and cash equivalents were $196.7 million. During the quarter the Company completed a public offering for net proceeds of $217 million after commissions and expenses of $12 million. The Company also generated proceeds from the sale of Pioneer shares of $5.9 million resulting in a gain realized in the quarter of $4.2 million. The Company expended $30.8 million on net operating activities during the six months ended May 31, 2007 compared with $3.0 million for the same period in 2006. The Company recorded a net loss of $8.1 million during the six-month

NovaGold Resources Inc. Second Quarter Report 2007

period ended May 31, 2007 compared with a net loss of $8.5 million for the same period in the prior year.

In the six-month period ended May 31, 2007, the Company generated $220.4 million in cash flows from financing activities compared with $193.9 million in 2006. The Company expended $99.4 million on investing activities in 2007 compared with $21.5 million in 2006. A total of approximately $50 million was expended on pre-construction costs at the Galore Creek project, including payments for purchases of camps and other costs related to planned mobilization of equipment upon receipt of all approvals necessary to commence construction. In addition, about $21 million was expended at the Rock Creek project related to equipment purchases and the construction of processing facilities, the plant site and buildings for the mine.

The Company has no material off-balance sheet arrangements and no material capital lease agreements.

At May 31, 2007, the Company’s aggregate commitments for operating leases totaled $2.8 million. These operating leases include the Company’s leased head office location and certain office equipment ranging from one to ten years. The Company also had commitments outstanding at May 31, 2007 in the amount of $32.7 million for pre-construction activities related to tunnel and road infrastructure at the Company’s Galore Creek project which started in the latter half of 2006, and $4.0 million related to Rock Creek construction. The initial minimum requirements under these contracts are anticipated to be completed by the end of 2007. The amounts owed to Barrick related to Donlin Creek will be due after 2011 based on the expected production timeline. The Company is in dispute with Barrick on the percentage ownership of the Donlin Creek project. Each company believes it owns or will own 70% of the project and therefore, the expenditures of US$64.1 million, including accrued interest of US$2.0 million, recorded for the project in the Company’s financial statements may be overstated.

The future minimum payments at May 31, 2007 are approximately as follows:

				in millions of Canadian dollars
	Operating	Galore	Rock	Donlin
	Leases	Creek	Creek	Creek	Total
	$	$	$	$	$
2007	0.3	32.7	4.0		37.0
2008	0.4				0.4
2009	0.4				0.4
2010	0.3				0.3
2011	0.3				0.3
Thereafter	1.1			68.5	69.6

The Company has no significant financial or other instruments except that its cash balances are largely invested in high quality commercial or bank paper with terms of 90 days or less that can be easily liquidated.

Outlook

At May 31, 2007, the Company had cash and cash equivalents of $196.7 million. For fiscal 2007 the Company budgeted $1.5 million for exploration and studies at the Ambler project and $8.5 million for exploration at the Company’s early-stage exploration properties in Alaska and British Columbia. A further $2 million was budgeted for work on the assets obtained through the acquisition of Coast Mountain Power in 2006. At Donlin Creek, Barrick budgeted to expend US$87 million in calendar 2007 conducting 70,000 meters of in-fill and in-pit exploration drilling, environmental baseline studies, studies of alternative power sources, permitting work, and feasibility and engineering work.

In the second quarter of 2007, NovaGold decided to appoint an internal project and construction management team to oversee Rock Creek construction and operations. A complete review of the project by the new construction management team and an assessment of current economic conditions identified increased costs at the project. As a result of this review, to complete construction and commissioning of the Rock Creek mine on schedule, the Company anticipates spending approximately US$40 million in the remainder of 2007 in addition to previously budgeted expenditures. This increase is the result of a number of factors, including delays in permitting that pushed major civil construction into mid-winter, rising costs, unexpected repairs to and replacement of supplied equipment, and requirements for additional labour and manhours to meet the previously announced schedule. The total capital cost estimate, including start-up and working capital of the Rock Creek mine, is expected to be approximately US$120 million.

At the Rock Creek project, construction continues on the mine facilities. Earthworks are ongoing in the tailings impoundment, pit and other related site facilities, the leach tanks are in place and the milling equipment is being assembled. The millsite facilities are well into construction and work on the power line is underway. The project is on target to achieve production by calendar year end, at a rate currently estimated at 100,000 ounces on an annualized basis.

NovaGold Resources Inc. Second Quarter Report 2007

On March 29, 2007, the Company announced that it had exercised its option to purchase 100% of Stikine Copper Limited pursuant to the Galore Creek Option Agreement dated July 31, 2003 between NovaGold and QIT-Fer et Titane Inc. and Hudson Bay Mining and Smelting Co., Limited. The acquisition of Stikine Copper Limited by the Company closed on July 1, 2007. Stikine Copper Limited was the owner of the core mineral claims that contain all of the Company’s proven and probable reserves at the Galore Creek project.

On May 23, 2007, the Company and Teck Cominco Limited (“Teck Cominco”) announced the formation of a partnership to build the Galore Creek mine. The parties intend to formalize agreements where NovaGold and Teck Cominco will each hold a 50% interest in the partnership. To earn its 50% interest, Teck Cominco will fund the next approximately US$478 million (C$520 million) in construction costs, with each company responsible for its pro rata share of funding thereafter. The amount of US$478 million was based upon assumption that US$128 million of construction and pre-construction capital costs at Galore Creek would be spent to the effective date of the legal formation of the partnership and will be adjusted to actual amounts expended. In addition, NovaGold will receive up to US$50 million of preferential distributions once Galore Creek is fully operational, if the project exceeds certain agreed upon minimum revenues in the first year of commercial production. The Company intends to contribute to the partnership its assets related to the Galore Creek project and is currently reviewing the impacts of the partnership on its financial statements.

On June 5, 2007, the Company announced that it had received the necessary Federal and Provincial authorizations and permits to allow the Board of Directors to approve the construction of the Galore Creek mine. Construction is underway to build a mine on the property anticipated to have a nominal throughput of 65,000 tonnes per day and expected, when in operation, to produce on average 432 million pounds of copper, 341,000 ounces of gold and 4 million ounces of silver annually during the first five years of mine life.

Phase 1 construction, anticipated to take approximately 24 months, will focus on access infrastructure including a mine access road, a power transmission line and an access tunnel, and represents approximately 20% of the overall capital costs for the project. Electrical power will be supplied from a connection to the BC Hydro grid where the project access road meets Highway 37. Phase 2 construction will focus on mine facilities and valley infrastructure, with the largest portion of capital cost expended in this latter construction period. Phase 2 construction is expected to take approximately 36 months.

In the Galore Creek Feasibility Study, completed by Hatch Ltd. in October 2006, a total of $375 million (US$303 million) was planned to be expended in 2007, and an additional $50 million was expected to be spent in 2007 by NovaGreenPower Inc. (formerly, Coast Mountain Power Corp.) on power line construction necessary for Galore Creek operations, excluding any bonding costs. The NovaGold construction team in February 2007 rescheduled and re-estimated costs for 2007 based on the development schedule contemplated above. This rescheduling contemplates a total of $262 million being expended in 2007 and an unchanged overall construction budget of $2.2 billion with start-up of operations in 2012 rather than 2011. In addition $10 million of environmental bonding has been provided.

NovaGold has received and accepted the offer of a surface lease on the adjacent Grace property, under option to NovaGold, for use as a tailings and waste rock storage facility. The government of British Columbia is the owner of the surface rights and has the sole authority to issue a surface lease on the property. The Company is completing the administrative steps necessary to finalize the surface lease and will submit the information to the British Columbia government shortly. NovaGold anticipates that a surface lease for the tailings and waste rock storage facility will be finalized in a timely manner.

As of July 11, 2007, NovaGold anticipates funding its planned activities for 2007 from available cash and sale of temporary investments, with Teck Cominco funding the next approximately US$478 million in construction costs for Galore Creek following the legal formation of the partnership.

Related party transactions

On December 21, 2006, Alexco Resource Corp. (“Alexco”) completed a financing wherein the Company purchased 1,048,500 Units on a non-brokered basis to maintain its pro-rata ownership of Alexco, which the Company considers a strategic investment. Each Unit was purchased at a price of $4.75 and consists of one common share and one half of one transferable common share purchase warrant that entitles the Company to acquire one additional common share per whole warrant at a price of $5.75 per share for a period of 36 months. The Company’s current ownership in Alexco is approximately 18.7%.

Change in accounting policies

Effective the first quarter commencing December 1, 2006, the Company has adopted the guidelines governed by Sections 1530 and 3855 of the CICA Handbook, “Comprehensive Income” and “Financial Instruments — Recognition and Measurement”. Comprehensive income is the change in a company’s net assets that results from transactions, events and circumstances from sources other than the Company’s shareholders and includes items that would not normally be included in net earnings such as unrealized gains or losses on available-for-sale investments. Section 3855 requires that all financial assets, except those classified as held to maturity, and derivative financial instruments, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading, otherwise, they are measured at cost. The adoption of Sections 1530 and 3855 impacts the retained earnings and losses of the Company. The unrealized gain or loss on the available-for-sale securities from purchase to November 30, 2006 was $30,142,000 which is reported as an adjustment to the opening balance of accumulated comprehensive income. For the six-month period ended May 31, 2007, the Company reported a net unrealized loss of $954,000 (for the quarter ended May 31, 2007 — net unrealized loss of $895,000).

Interest costs relating to the construction in progress of mineral properties and related deferred costs are capitalized until commercial production is achieved.

NovaGold Resources Inc. Second Quarter Report 2007

Critical accounting estimates

The most critical accounting principles upon which the Company’s financial status depends are those requiring estimates of the recoverability of its capitalized mineral property expenditures, fair value calculations for stock option grants and income tax estimates.

Mineral Properties and Related Deferred Costs

The Company records its interest in mineral properties at cost. Exploration expenditures relating to properties that have resources or significant mineralization requiring additional exploration are deferred and will be amortized against future production following commencement of commercial production, or written off if the properties are sold, allowed to lapse, abandoned or become impaired.

Management of the Company reviews and evaluates the carrying value of each mineral property for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. If the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is measured and assets are written down to fair value, which is normally the discounted value of future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered by considering alternative methods of determining fair value. When it is determined that a mineral property is impaired, it is written down to its estimated fair value in accordance with the CICA Handbook Section 3063 “Impairment of Long-Lived Assets”.

Management’s estimates of mineral prices, mineral resources, and operating, capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of deferred mineral property costs. Although management has made its best estimate of these factors, it is possible that material changes could occur which may adversely affect management’s estimate of the net cash flows expected to be generated from its properties.

The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to continue operations and to complete the development of mines and properties, and upon future profitable production or proceeds from the disposition thereof. The discovery or establishment of adequate reserves is dependent on successful exploration. Competition for exploration resources at all levels is currently very intense, particularly affecting availability of manpower, drill rigs and helicopters. As a result of this competition, and other factors inherent in exploration, the Company has uncertainty that it will be able to carry out its planned exploration programs.

Stock Options

The Company accounts for stock options at fair value pursuant to CICA Handbook section 3870, which established standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments. Compensation expense for options granted is determined based on estimated fair values of the options at the time of grant using the Black-Scholes option pricing model. The cost is recognized over the vesting period of the respective options and is capitalized to mineral properties and deferred costs for grants to individuals working directly on mineral projects.

Income Taxes

The Company uses the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes. Future income tax assets are evaluated and if realization is not considered more likely than not, a valuation allowance is provided.

Risk factors

Exploration and Development

Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. There is no assurance that the Company’s mineral exploration activities will result in any discoveries of new bodies of commercial ore. There is also no assurance that if commercial ore is discovered that ore body would be economical for commercial production. Discovery of mineral deposits is dependent upon a number of factors and significantly influenced by the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit is also dependent upon a number of factors that are beyond the Company’s control. Some of these factors are the attributes of the deposit, commodity prices, government policies and regulation, and environmental protection.

The Company is earning an interest in certain of its key properties through option agreements, and acquisition of title to the properties is completed only when the option conditions have been met. These conditions include making property payments, incurring exploration expenditures on the properties and satisfactory completion of certain pre-feasibility studies and third-party agreements. If the Company does not satisfactorily complete these option conditions in the time frame laid out in the option agreements, the Company’s title to the related property will not vest and the Company will have to write down its previously capitalised costs related to that property. The Company does not believe that Barrick will meet the back-in requirements on the Donlin Creek project and has thus provided for 70% of the costs effective from April 1, 2006. If it is concluded that Barrick successfully completes the back-in requirements by November 13, 2007, leaving NovaGold with 30% of Donlin Creek, NovaGold’s currently reported long-term payables and mineral property and related deferred costs would reduce by US$35.5 million.

Resource Estimates

There is a degree of uncertainty attributable to the calculation of reserves and resources and the corresponding grades. Reserve and resource estimates are dependent partially on statistical inferences drawn from drilling, sampling and other data. The measured and

NovaGold Resources Inc. Second Quarter Report 2007

indicated and inferred resource figures and proven and probable reserves set forth by the Company are estimates, and there is no certainty that these levels of gold, copper and silver will be realized. Declines in the market price for gold or copper may adversely affect the economics of a reserve or resource and may require the Company to reduce its estimates.

Price Volatility — Gold and Other Metals

The market price for gold and other metals is volatile and cannot be controlled. There is no assurance that if commercial quantities of gold and other metals are discovered, a profitable market may continue to exist for a production decision to be made or for the ultimate sale of the metals. As the Company is currently not in production, no sensitivity analysis for price changes has been provided or carried out.

Caution on Forward-Looking Statements

The Management’s Discussion and Analysis contains certain forward-looking statements concerning anticipated developments in NovaGold’s operations in future periods. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. These forward-looking statements are set forth principally under the heading “Outlook” in the Management’s Discussion and Analysis and may include statements regarding exploration results and budgets, mineral resource estimates, work programs, capital expenditures, timelines, strategic plans, market price of precious metals or other statements that are not statement of fact. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of NovaGold may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. NovaGold’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and NovaGold does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NovaGold Resources Inc. Second Quarter Report 2007

Consolidated Balance Sheets – Unaudited

	in thousands of Canadian dollars
	May 31	November 30
	2007	2006
	$	$
Assets
Current assets
Cash and cash equivalents	196,748	106,583
Other receivables	3,081	3,420
Temporary investments (note 4)	31,226	3,534
Deposits and prepaid amounts	1,452	1,031
	232,507	114,568

Accounts receivable	310	395
Land	1,714	1,718
Property, plant and equipment (note 3)	172,912	71,078
Power generation and transmission (note 5)	61,045	60,055
Mineral properties and related deferred costs (note 6)	344,099	294,196
Investments (note 4)	12,435	7,188
Investment tax credits (note 6)	6,479	6,127
Reclamation and environmental bonds (note 6)	19,744	10,099
	851,245	565,424

Liabilities
Current liabilities
Accounts payable and accrued liabilities	43,376	38,865
Loan payable	200	200
Asset retirement obligation	867	916
	44,443	39,981

Other liabilities (note 6)	68,896	34,039
Future income taxes	51,043	49,965
	164,382	123,985
Shareholders’ equity
Share capital (note 7)	756,471	533,658
Contributed surplus	820	820
Stock-based compensation (note 7)	18,170	16,674
Warrants	9,178	9,178
	784,639	560,330
Deficit	(126,964)	(118,891)
Accumulated other comprehensive income (note 2)	29,188	-
	686,863	441,439
	851,245	565,424
Nature of operations (note 1)
Commitments and contingencies (note 9)
Subsequent events (note 10)

(See accompanying notes to consolidated financial statements)

/s/ Rick Van Nieuwenhuyse	Director	/s/ James Philip	Director
Approved by the Board of Directors

NovaGold Resources Inc. Second Quarter Report 2007

Consolidated Statements of Operations and Deficit – Unaudited

	in thousands of Canadian dollars,
	except for per share and share amounts
	Three Months Ended		Six Months Ended
	May 31	May 31	May 31	May 31
	2007	2006	2007	2006
	$	$	$	$
Revenue
Land, gravel, gold and other revenue	342	90	468	869
Interest income	1,633	2,165	2,581	2,839
	1,975	2,255	3,049	3,708

Cost of sales	29	42	41	86
	1,946	2,213	3,008	3,622
Expenses and other items
Corporate development and communication	635	527	1,587	684
Exploration	205	-	244	-
Foreign exchange loss	2,976	1,994	3,715	1,340
General and administrative	1,177	745	2,407	1,420
Professional fees	1,566	527	2,709	1,103
Reclamation	-	52	-	52
Salaries	1,699	1,099	2,986	1,926
Salaries – stock-based compensation (note 7)	580	3,506	902	3,711
	8,838	8,450	14,550	10,236

(Gain) loss on dilution from equity investment	(28)	223	(28)	(294)
(Income) loss from equity investment	(118)	92	429	130
Gain on sale of investment	(4,196)	-	(4,196)	-

Loss for the period before income taxes	(2,550)	(6,552)	(7,747)	(6,450)
Future income tax expense	662	2,077	326	2,077
Loss for the period after income taxes	(3,212)	(8,629)	(8,073)	(8,527)

Deficit – beginning of period	(123,752)	(88,338)	(118,891)	(88,440)
Deficit – end of period	(126,964)	(96,967)	(126,964)	(96,967)
Loss per share
Basic and diluted	(0.03)	(0.10)	(0.08)	(0.11)

Weighted average number of shares (thousands)	97,182	88,462	96,908	76,573

(See accompanying notes to consolidated financial statements)

NovaGold Resources Inc. Second Quarter Report 2007

Consolidated Statements of Comprehensive Income – Unaudited (note 2)

	in thousands of Canadian dollars
	Three Months Ended	Six Months Ended
	May 31	May 31
	2007	2007
	$	$
Net loss for the period before comprehensive income	(3,212)	(8,073)
Unrealized gain on available for sale investments (note 4)	2,688	3,414
Less: realized gain on sale of Pioneer Metals Corporation shares	(4,196)	(4,196)
Future income tax effect	613	(172)
Comprehensive loss	(4,107)	(9,027)

(See accompanying notes to consolidated financial statements)

Consolidated Statement of Changes in Shareholders’ Equity – Unaudited

in thousands of Canadian dollars
May 31
2007
$
Share capital
Balance – beginning of period	533,658
Issued pursuant to stock option agreements	4,189
Issued pursuant to property agreement	1,433
Issued pursuant to public offering, net	217,191
Balance – end of period	756,471

Contributed surplus
Balance – beginning and end of period	820

Stock-based compensation
Balance – beginning of period	16,674
Stock option grants	2,521
Fair value of exercises	(1,025)
Balance – end of period	18,170

Warrants
Balance – beginning and end of period	9,178

Deficit
Balance – beginning of period	(118,891)
Loss for the period	(8,073)
Balance – end of period	(126,964)

Accumulated other comprehensive income
Transition adjustment to opening balance (note 2)	30,142
Unrealized gains on available-for-sale investments for the period (note 4)	3,414
Less: realized gains on available-for-sale investments for the period (note 4)	(4,196)
Future income tax effect	(172)
Balance – end of period	29,188
Total Shareholders’ Equity	686,863

(See accompanying notes to consolidated financial statements)

NovaGold Resources Inc. Second Quarter Report 2007

Consolidated Statements of Cash Flows – Unaudited

	in thousands of Canadian dollars
	Three Months Ended		Six Months Ended
	May 31	May 31	May 31	May 31
	2007	2006	2007	2006
	$	$	$	$
Cash flows used in operating activities
Loss for the period	(3,212)	(8,629)	(8,073)	(8,527)
Items not affecting cash
Amortization	70	122	139	172
Future income tax expense	662	2,077	326	2,077
Gain on sale of investment (note 4)	(4,196)	-	(4,196)	-
Foreign exchange gain	(4,591)	-	(4,591)	-
(Gain) loss on dilution from equity investment	(28)	223	(28)	(294)
(Income) loss from equity investment	(118)	92	429	130
Stock-based compensation	580	3,506	902	3,711

Net change in non-cash working capital
(Increase) decrease in other receivables, deposits and prepaid amounts	(25)	(75)	(81)	548
Decrease in inventory	-	2	-	4
Increase (decrease) in accounts payable and accrued liabilities	(4,277)	1,373	(15,661)	(837)
	(15,135)	(1,309)	(30,834)	(3,016)
Cash flows from financing activities
Proceeds from issuance of common shares – net	218,285	2,812	220,355	193,858
	218,285	2,812	220,355	193,858
Cash flows used in investing activities
Property, plant and equipment and construction in progress	(41,890)	(4,964)	(71,617)	(6,675)
Increase in power generation and transmission assets (note 5)	(241)		(990)
Decrease in accounts receivable	58	95	84	174
Expenditures on mineral properties and related deferred costs – net	(14,535)	(7,806)	(17,402)	(11,934)
Increase in reclamation bonds (note 6)	(9,375)	(49)	(9,646)	(49)
Proceeds on sale of investment (note 4)	5,882	-	5,882	-
Purchase of investments	-	(3,000)	(5,667)	(3,000)
	(60,101)	(15,724)	(99,356)	(21,484)

(Decrease) increase in cash and cash equivalents during the period	143,049	(14,221)	90,165	169,358
Cash and cash equivalents – beginning of period	53,699	216,896	106,583	33,317
Cash and cash equivalents – end of period	196,748	202,675	196,748	202,675
Supplemental disclosure
Stock-based compensation realized	340	760	1,025	774
Shares issued for option agreement	-	-	1,433	1,087
Increase in accounts payable and accrued liabilities and other liabilities related to mineral properties and construction in process	33,498	(1,137)	55,006	139
Interest received	933	1,922	1,966	2,279

(See accompanying notes to consolidated financial statements)

NovaGold Resources Inc. Second Quarter Report 2007

Notes to Consolidated Financial Statements – Unaudited

1.	Nature of operations

NovaGold Resources Inc. (the “Company”) is a natural resource company engaged in the exploration and development of gold and copper properties in North America. Construction of the Company’s Rock Creek mine, located in Nome, Alaska, began in the summer of 2006 and is ongoing. Pre-construction activities related to tunnel and road infrastructure at the Company’s Galore Creek project started in the latter half of 2006. In June 2007 the Company has received the relevant construction permits for Galore Creek allowing the Board of Directors to approve the start of construction. The Company has assembled a portfolio of mineral properties in Alaska and British Columbia.

The Company is in the process of exploring its mineral properties, and with the exception of the Galore Creek project, has not yet determined whether these properties contain reserves that are economically recoverable. The amounts shown as mineral properties and related deferred costs represent costs net of recoveries to date, less amounts written off, and do not necessarily represent present or future values. The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable resources, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to continue operations and to complete project development, and upon future profitable production or proceeds from the disposition thereof.

2.	Accounting policies

Basis of Presentation

The consolidated accounts have been prepared using accounting principles generally accepted in Canada for interim reporting and include the accounts of NovaGold Resources Inc. and its material wholly-owned subsidiaries, NovaGold Canada Inc., Alaska Gold Company, NovaGold Resources Alaska, Inc., and NovaGreenPower Inc. (formerly, Coast Mountain Power Corp). All significant intercompany transactions are eliminated on consolidation.

The accounting policies followed by the Company are set out in Note 2 to the audited consolidated financial statements for the year ended November 30, 2006 and have been consistently followed in the preparation of these consolidated financial statements except that the Company has adopted the following CICA guidelines effective for the Company’s first quarter commencing December 1, 2006:

a)	Section 3855 – Financial Instruments – Recognition and Measurement. Section 3855 requires that all financial assets, except those classified as held to maturity, and derivative financial instruments, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading; otherwise, they are measured at cost;

b)	Section 1530 – Comprehensive Income. Comprehensive income is the change in the Company’s net assets that results from transactions, events and circumstances from sources other than the Company’s shareholders and includes items that would not normally be included in net earnings such as unrealized gains or losses on available-for-sale investments. Other comprehensive income includes the holding gains and losses from available for sale securities which are not included in net income (loss) until realized.

Investments classified as available for sale are reported at fair market value (or marked to market) based on quoted market prices with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss. Investments subject to significant influence are reported at cost and not adjusted to fair market value. With the exception of Alexco Resource Corp. (“Alexco”) all of the investments have been designated as available for sale.

c)	Transition adjustment to opening balance: The adoption of Sections 1530 and 3855 impacts the opening equity and losses of the Company. The unrealized gain or loss on the available for sale securities from purchase to November 30, 2006 was $30,142,000 which is reported as an adjustment to the opening balance of accumulated other comprehensive income. Any unrealized gains or losses on the available for sale securities for the six months ended May 31, 2007 are reported in the current period.

Capitalized Interest

Interest costs relating to the construction in progress of mineral properties and related deferred costs are capitalized until commercial production is achieved.

NovaGold Resources Inc. Second Quarter Report 2007

Notes to Consolidated Financial Statements – Unaudited

3. Property, plant and equipment	in thousands of Canadian dollars

	May 31
	2007
		Accumulated
	Cost	amortization	Net
	$	$	$
Heavy machinery and equipment	1,966	280	1,686
Office furniture and equipment	1,086	610	476
Leasehold improvements	575	123	452
Mining and milling equipment – Rock Creek	21,474	-	21,474
Construction in progress – Rock Creek	57,693	-	57,693
Pre-construction costs – Galore Creek	91,131	-	91,131
	173,925	1,013	172,912

	November 30
	2006
		Accumulated
	Cost	amortization	Net
	$	$	$
Heavy machinery and equipment	1,179	210	969
Office furniture and equipment	1,027	470	557
Leasehold improvements	529	96	433
Mining and milling equipment – Rock Creek	20,863	-	20,863
Construction in progress – Rock Creek	30,483	-	30,483
Pre-construction costs – Galore Creek	17,773	-	17,773
	71,854	776	71,078

During the six months ended May 31, 2007, a total of $73.4 million was expended on pre-construction costs at the Galore Creek project (first quarter of 2007 – $19.4 million), including payments for purchases of camps and other costs related to planned mobilization of equipment in anticipation of the receipt of all approvals necessary to commence construction. In addition, $27.8 million was expended at the Rock Creek project (first quarter of 2007 – $10.5 million) related to equipment purchases and the construction of the processing facilities, plant and buildings for the mine.

NovaGold Resources Inc. Second Quarter Report 2007

Notes to Consolidated Financial Statements – Unaudited

4. Investments	in thousands of Canadian dollars

	May 31
	2007
		Accumulated
		unrealized
	Cost	holding gains	Carrying value
	$	$	$
Temporary investments
5,374,544 shares of US Gold Corp.	3,534	27,692	31,226

Long term investments
Equity investment
6,352,978 shares of Alexco Resource Corp. (market value – $33,988)	10,095	-	10,095
Available for sale
1,437,500 shares of TNR Gold Corp.	317	7	324
600,000 shares of Eagle Plains Resources Ltd.	82	350	432
600,000 shares of Copper Canyon Resources Ltd.	98	436	534
Other investments	176	874	1,050
	10,768	1,667	12,435
Total temporary and long term investments	14,302	29,359	43,661

November 30
2006
Cost
$
Temporary investments
5,374,544 shares of US Gold Corp. (market value – $29,829)	3,534

Long term investments
5,304,478 shares of Alexco Resource Corp. (market value – $27,212)	5,515
3,921,568 shares of Pioneer Metals Corporation (market value – $3,922)	1,000
1,437,500 shares of TNR Gold Corp. (market value – $359)	317
600,000 shares of Eagle Plains Resources Ltd. (market value – $432)	82
600,000 shares of Copper Canyon Resources Ltd. (market value – $450)	98
Other investments	176
7,188
Total temporary and long term investments	10,722

Investments classified as available for sale are reported at fair market value (or marked to market) based on quoted market prices with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss. Investments subject to significant influence are reported at cost and not adjusted to fair market value. With the exception of Alexco all of the above investments have been designated as available-for-sale.

The Company has significant influence in Alexco and has accounted for the investment using the equity method. Alexco has a June 30th year end and is a related party having two directors in common with the Company. During the six months ended May 31, 2007 the Company recorded a $429,000 loss ($130,000 loss for the six months ended May 31, 2006) resulting from accounting for the equity investment. During the quarter and six-month period ended May 31, 2006, the Company recorded a $28,000 dilution gain with respect to the Company’s investment in Alexco ($294,000 dilution gain for the six months ended May 31, 2006).

In December 2006, Alexco completed a financing wherein the Company purchased 1,048,500 Units to maintain its pro-rata ownership of Alexco. Each Unit, purchased at a price of $4.75, consists of one common share and one half of one transferable common share purchase warrant which entitles the Company to acquire one additional common share per whole warrant at a price of $5.75 per share for a period of 36 months.

On January 30, 2007, the Company exercised its common share purchase warrants issued to the Company for $686,000 receiving 1,960,784 common shares of Pioneer Metals Corporation (“Pioneer”). This transaction brought the Company’s holdings of Pioneer to 5,882,352 common shares. On March 14, 2007, the

NovaGold Resources Inc. Second Quarter Report 2007

Notes to Consolidated Financial Statements – Unaudited

4.	Investments (cont.)

Company sold its entire holdings of Pioneer as part of Pioneer’s amalgamation plans with its parent company, Barrick Gold Corporation, as per a Letter of Transmittal and agreed upon price of $1.00 per share. The Company received $5.9 million for the sale of such shares and recorded a gain of $4.2 million on the sale of the shares and believes that there are sufficient tax pools to shelter any gains arising from this sale.

5.	Power generation and transmission

In August 2006, the Company completed the asset acquisition of Coast Mountain Power Corp. and its wholly-owned subsidiaries (collectively referred to as “Coast Mountain”). Under a plan of arrangement Coast Mountain shareholders received 2,512,000 common shares of the Company valued at $44.4 million. Following EIC 124, the purchase price was allocated to the fair value of the assets and liabilities received, based on estimates by management. An additional $15.6 million was recorded as a future income tax liability related to the fair value of assets acquired that do not have an income tax basis.

In September 2006, a dissenting shareholder of Coast Mountain, its former CEO, returned 225,880 common shares of the Company, valued at approximately $4 million, to the Company treasury. The former Coast Mountain CEO also commenced an action in the British Columbia Supreme Court against the Company claiming that he be paid $15 million as the value for his Coast Mountain shares. The Company has included in accounts payable an amount of $4 million representing the value of the shares returned to treasury. The Company believes this claim for additional funds is without merit. In October 2006, the former CEO of Coast Mountain also commenced an action in the British Columbia Supreme Court against Coast Mountain seeking wrongful dismissal damages arising out of the termination of his employment. The amount of the claim has not been determined at this time.

Coast Mountain is a “green power” company with run-of-river hydroelectric projects located near NovaGold’s Galore Creek copper-gold project. Coast Mountain’s assets include the Forrest Kerr run-of river hydroelectric project which is designed to generate and transmit up to 115 megawatts of electricity into the British Columbia hydroelectric grid. The project has received all critical approvals and permits necessary for the construction of the hydroelectric plant and related power transmission lines. The Company has not allocated any of the purchase price of Coast Mountain against Forrest Kerr.

The allocation of the purchase price was determined on the basis that the power generation and transmission rights will be utilized to provide power to the Galore Creek project. The power transmission rights will be amortized over the expected useful life of the Galore Creek project, on the unit-of-production basis, once that project is placed into commercial production. Amortization is expected to commence in 2012 with an expected life currently of 22 years.

Since the acquisition date in August 2006, the Company has capitalized $2.4 million of feasibility study expenditures related to the Forrest Kerr hydroelectric project. During the six months ended May 31, 2007, $990,000 was expended primarily associated with feasibility work completed on the Forrest Kerr project and pre-feasibility work associated with other related early stage projects currently under evaluation.

In April of 2007 Coast Mountain Power Corp. changed its name to NovaGreenPower Inc.

NovaGold Resources Inc. Second Quarter Report 2007

Notes to Consolidated Financial Statements – Unaudited

6.	Mineral properties and related deferred costs

	in thousands of Canadian dollars
			Stock-based
	Balance –		compensation	(1)	Balance –
	November 30		Tax credits	(2)	May 31
	2006	Expenditures	Accrued interest	(3)	2007
	$	$	$		$
Alaska, USA
Donlin Creek	49,868	38,395	1,534	(3)	89,797
Rock Creek	25,745	797	81	(1)	26,623
Shotgun	4,469	-	-		4,469
Ambler	10,161	768	23	(1)	10,952
Big Hurrah	5,619	131	-		5,750
Khotol	3,019	34	-		3,053
Nome Gold	477	312	-		789
Other	1,464	2,027	-		3,491

British Columbia, Canada
Galore Creek	189,387	3,695	203	(1)	193,513
			228	(2)
Copper Canyon	3,682	1,505	-		5,187
Other	305	170	-		475
	294,196	47,834	2,069		344,099

During the first six months ended May 31, 2007, the majority of the expenditures at Galore Creek related to environmental and engineering work performed for the submission of an Environmental Assessment Report and an independent Feasibility Study targeted to be completed on the project in the second half of 2007. Galore Creek project costs relate to significant mobilization and other pre-construction activities carried out to date.

In May 2007, the Company secured a deposit in the amount of $10.0 million in the form of a safekeeping agreement in favour of the Ministry of Forest and Range in the Province of B.C. as part of the conditions required by a special use permit granted to the Company to commence construction on the Galore project access road and other infrastructure.

The expenditures on the Copper Canyon property relate mainly to the fair value totaling $1.4 million of the Company’s 74,074 common shares issued during the first quarter as part of the property option agreement. In addition, $0.8 million was expended on engineering and environmental permitting at the Rock Creek project in Nome, Alaska.

The Company is eligible to receive investment tax credits (“ITCs”) related to some of its mineral property expenditures. The ITCs are accounted for as a reduction in the cost of mineral properties when accrued.

For the six months ended May 31, 2007, the Company recorded an additional US$33.3 million of expenditures at the Donlin Creek project based on Barrick Gold Corporation’s (“Barrick”) monthly budgets and statements of charges. The Company recorded expenditures at its 70% ownership in the project bringing the total amount recorded to date to US$62.1 million. In addition, an amount of US$1.3 million was capitalized representing interest charged by Barrick to fund the Company’s share of the project’s development costs.

The amounts owed to Barrick related to Donlin Creek will be due after 2011 based on the expected production timeline. The Company is in dispute with Barrick on the percentage ownership of the Donlin Creek project. Each company believes it owns or will own 70% of the project and therefore, the expenditures of US$64.1 million, including accrued interest of US$2.0 million, recorded for the project in the Company’s financial statements, may be overstated.

NovaGold Resources Inc. Second Quarter Report 2007

Notes to Consolidated Financial Statements – Unaudited

7.	Share capital

	in thousands of Canadian dollars
Authorized
1,000,000,000 common shares, no par value	Number of	Ascribed
10,000,000 preferred shares issuable in one or more series	shares	value
Issuance of common shares	(thousands)	$
Balance at November 30, 2006	91,565	533,658
Issued in quarter
For cash and fair value pursuant to stock option agreements	332	2,754
Pursuant to property agreement	74	1,433
Balance at February 28, 2007	91,971	537,845
Issued in quarter
For cash and fair value pursuant to stock option agreements	94	1,435
Pursuant to public offering, net	12,500	217,191
Balance at May 31, 2007	104,565	756,471
Shares held by a wholly-owned subsidiary eliminated on consolidation	9	-
Total issued and outstanding	104,574	756,471

a)	Common shares

During the six months ended May 31, 2007, the Company issued shares for cash and fair value totaling $4,189,000 as a result of stock option exercises. In February 2007 the Company issued 74,074 common shares fair valued at $1,433,000 to Copper Canyon Resources Ltd. as part of the Copper Canyon project’s option agreement.

In April 2007, the Company issued 12,500,000 common shares at $18.33 (US$16.25) per share for net proceeds of $217 million after commissions and expenses of $12 million.

b) Stock options

The Company has a stock option plan providing for the issuance of options at a rolling maximum number that shall not be greater than 10% of the issued and outstanding common shares of the Company at any given time. The Company may grant options to its directors, officers, employees and service providers. The exercise price of each option cannot be lower than the market price of the shares at the date of grant of the option. The number of shares optioned to any single optionee may not exceed 5% of the issued and outstanding shares at the date of grant. The options are exercisable immediately for a 10-year period from the date of grant or may be exercisable 1/3 three months after commencement of employment, 1/3 at the first anniversary date and 1/3 at the second anniversary date for a 10-year period from the date of grant.

During the six months ended May 31, 2007, the Company granted 422,500 stock options (1,950,000 – six months ended May 31, 2006). For the six months ended May 31, 2007 the Company recognized a stock-based compensation charge of $2.5 million for options granted to directors, employees and non-employees in accordance with CICA 3870, of which $1.3 million and $307,000 was capitalized to construction in progress in capital assets and mineral properties and deferred costs, respectively, and $902,000 was charged to earnings.

The fair value of the stock options recognized in the consolidated statements of operations and deficit have been estimated using an option pricing model. Assumptions used in the pricing model for each year are as provided below:

	Vesting during six months ended	Granted during six months ended
	May 31, 2007	May 31, 2007
Average risk-free interest rate	3.50% - 4.56%	3.79% - 4.56%
Expected life	1.76 - 2.40 years	2.32 - 2.40 years
Expected volatility	42.0% - 44.9%	44.9%
Expected dividends	Nil	Nil

The Black-Scholes and other option pricing models require the input of highly subjective assumptions that can materially affect the fair value estimate, and therefore do not necessarily provide a reliable measure of the fair value of the Company’s stock options.

NovaGold Resources Inc. Second Quarter Report 2007

8.	Segmented information

The Company’s revenues and cost of sales from external customers are generated from one reportable operating segment: sales from land, gravel and gold from its operations located in Nome, Alaska. The Company’s exploration assets are located in the United States and Canada and the geographical breakdown is shown in note 6.

9.	Commitments and contingencies

At May 31, 2007, the Company’s aggregate commitments for operating leases totaled $2.8 million. These operating leases include the Company’s leased head office location and certain office equipment ranging from one to ten years. The Company also had commitments outstanding at May 31, 2007 in the amount of $32.7 million for pre-construction activities related to tunnel and road infrastructure at the Company’s Galore Creek project, which started in the latter half of 2006 and $4.0 million related to Rock Creek construction. The initial minimum requirements under these contracts are anticipated to be completed by the end of 2007. The Company owed to Barrick US$64.1 million related to Donlin Creek expenditures plus interest that will be due after 2011 based on the expected production timeline.

10.	Subsequent events

On May 23, 2007, the Company and Teck Cominco Limited (“Teck Cominco”) announced the formation of a partnership to build the Galore Creek mine. The parties intend to formalize agreements where NovaGold and Teck Cominco will each hold a 50% interest in the partnership. To earn its 50% interest, Teck Cominco will fund the next approximately US$478 million (C$520 million) in construction costs, with each company responsible for its pro rata share of funding thereafter. The amount of US$478 million was based upon assumption that US$128 million of construction and pre-construction capital costs at Galore Creek would be spent to the effective date of the legal formation of the partnership and will be adjusted for actual amounts expended. In addition, NovaGold will receive up to US$50 million of preferential distributions once Galore Creek is fully operational, if the project exceeds certain agreed upon minimum revenues in the first year of commercial production. The Company intends to contribute to the partnership its assets related to the Galore Creek project and is currently reviewing the impacts of the partnership on its financial statements.

The Company exercised its option to purchase 100% of the Galore Creek claims as part of the Galore Creek Option Agreement. The transaction closed on June 1, 2007. In accordance with the Galore Creek Option Agreement dated July 2003, the Company made a series of payments between 2003 and 2006, totaling US$7.8 million (C$8.7 million) in the form of option payments. On June 1, 2007, a further US$12.5 million (C$13.3 million) was paid for a total of US$20.3 million (C$22 million). Following EIC 124, the purchase price was allocated to the fair value of the assets and liabilities received, based on estimates by management. An additional $9.1 million was recorded as a future income tax liability related to the fair value of assets acquired that do not have an income tax basis.

In June 2007, the Canadian government substantively enacted a reduction in the corporate tax rate. The Company will reflect the benefits of this tax rate reduction in the third quarter of 2007.

NovaGold Resources Inc. Second Quarter Report 2007